SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated January 18, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: January 31, 2007

PRESS RELEASE

Amendments to Eni’s 2007 Financial Calendar

The Report on the Second Quarter of 2007 will be approved on Wednesday 25 July 2007

San Donato Milanese, 18 January 2007 – Eni informs that the Board of Directors for the review of the Report on the Second Quarter of 2007 and the preliminary first half results at 30 June 2007, will meet on 25 July 2007 instead of 26 July as stated in the Financial Calendar 2007 issued on 20 December 2006.

The press release including the forecast on the interim dividend 2007 will be issued on 26 July 2007; the conference call will also be held on 26 July.

Company Contacts:

Switchboard number: +39-0659821
Free Number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

Eni Press Office:
Tel.: 0252031287 - 0659822040
e-mail: ufficio.stampa@eni.it

Investor Relations:
Tel.: 0252051651 - fax: 0252031929
e-mail: investor.relations@eni.it
Internet page: www.eni.it